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                                                                     Exhibit 1.1

                KONGZHONG CORPORATION ANNOUNCES MANAGEMENT CHANGE

Beijing, China, September 18, 2006 -- KongZhong Corporation (NASDAQ: KONG), a leading provider of wireless value-added services (WVAS) and an operator of one of the leading wireless internet portals in China announces that its Chief Financial Officer, JP Gan, has indicated his intention to resign from the Company to pursue a career in venture capital and investment. Mr. Gan plans to remain in his current position until December 31, 2006

Yunfan Zhou, KongZhong's Chairman and Chief Executive Officer, said, "On behalf of the company, I would like to express our sincere gratitude for JP's contribution to KongZhong over the past year. JP has done a great job in our financial management and investment activities and has helped to maintain good relationships with our investors. We respect his decision to move on and seek new opportunities, and wish him all the best in his future career."

JP Gan remarked, "It has been a valuable and pleasant experience working at KongZhong, and it is a difficult decision for me to leave this terrific company to pursue other career opportunities. I would do everything I can in the next three months to ensure a smooth transition. I would like to thank Yunfan, Nick, and everyone else at the company for their support and wish everyone all the best."

The company will search for a new chief financial officer.

The Company also announces the promotion of Kingchuen (Jillian) Wong and Yang Yang. Ms. Wong is promoted from Vice President to Senior Vice President, responsible for corporate development and investor relations. Ms. Yang, currently general manager of the finance department and corporate controller, is promoted to Vice President in charge of finance and accounting. These promotions will take effect immediately.


About KongZhong:

KongZhong Corporation is a leading provider of wireless value added services
(WVAS) in China and also operates one of China's leading wireless internet portals, Kong.net. The Company delivers wireless value added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVA, short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT). The Company also operates a wireless internet portal, Kong.net, which enables users to access media and entertainment content directly from their mobile phones.


Investor Contact:
JP Gan
Chief Financial Officer
Tel:    +86 10 8857 6000
E-mail: ir@kongzhong.com

Jillian Wong
Senior Vice President, Corporate Development
Tel:    +86 10 8857 6000
E-mail: ir@kongzhong.com

Media Contact:
Mike Fang
Vice President, Marketing
Tel:    +86 10 8857 6000
E-mail: mikefang@kongzhong.com

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Xiaohu Wang
Manager
Tel:    +86 10 8857 6000
E-mail: xiaohu@kongzhong.com

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